CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB – CVVLF                                                                      Toll Free 1.800.667.1870                                                                                           www.canalaska.com

CANALASKA LAND ACQUISITION UPDATE

ATHABASCA BASIN, SASKATCHEWAN

FOR IMMEDIATE RELEASE

         News Release

October 13, 2005, Vancouver, BC – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to announce further land acquisitions in the Athabasca Basin and surrounding area, to complement its existing property holdings.  The Company’s land position has now increased from 1,658,000 acres to 1,862,536 acres.

Highlights:

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Total of 204,536 acres of new claim staking

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Additional staking at Helmer, North East and Cree East Projects

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New staking northeast of Maurice Bay

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Updated land position map and project details on website

CanAlaska President Peter Dasler notes that “our ongoing summer field work and GIS studies have progressively detailed adjacent and new project areas with geological or geophysical responses normally associated with uranium exploration targets.  The Company has employed staking crews over the past month to protect prospective areas for the Company to carry out further exploration.”

Current Activities

CanAlaska’s ongoing work on its existing claims has led to this new staking activity.  The Company is awaiting field sample and lake sediment assays from its extensive summer work program on its North East Project.  Preliminary results have led to the acquisition of a second Exploration Licence to the north of the Company’s land position in Manitoba.  In the southeastern Athabasca, additional claims were staked to protect complex airborne magnetic targets and conductors identified by past ground surveys.  Old exploration drill holes in the south east of the Cree property have indicated an unconformity depth between 230 and 430 metres.  Recent staking has also been carried out near the Helmer property on the northern rim of the Basin, where, as recently announced, CanAlaska is now carrying out an airborne gravity survey.  In addition, a new claim group, known as “Camsell”, has been staked to cover magnetic features in Lake Athabasca, east of recently reported uranium bearing silicified and hematized breccia zones detailed from the “Beach Zone” of Forum Development.  Similar magnetic trends are associated with CanAlaska’s Stewart Island uranium deposit, located on the Company’s Lake Athabasca Project.

CanAlaska’s Athabasca Projects

CanAlaska has 16 100%-owned projects in the Athabasca Basin. Since September 2004, the company has aggressively staked one of the largest land positions in the region. The Company has been engaged in exploring its properties and is analyzing data collected during its summer 2005 exploration program. Peter Dasler has noted that: "The company has identified and acquired properties that are well located and have considerable potential. The results of our initial airborne and ground surveys have produced targets which support this potential."  Management believes CanAlaska is well positioned in what has become the largest expansion in uranium exploration since the 1970s.

News Release

October 13, 2005

About CanAlaska

CanAlaska is a mineral exploration company concentrating on exploration for uranium in the Athabasca Basin of Saskatchewan, Canada, where the Company has assembled a large land package of 1,862,536 acres.  The Company’s experienced management is complemented by a highly skilled uranium exploration team.

Investor Contact: Emil Fung: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors,

Peter Dasler, President

Camsell
Alberta
Lake Athabasca
Helmer
NE Project
ATHABASCA BASIN
Hodgson
Waterbury
Arnold
McTavish
Cree West
West McArthur
Moon
Geikie
Cree East
Key

ATHABASCA BASIN

Uranium Deposits
Athabasca Basin Edge
Exclusions
CanAlaska Projects
Other Dispositions

CanAlaska Uranium Projects in the Athabasca Basin

0 50 100 150 Kilometers

Map Drafted by Brian King, CanAlaska Ventures Ltd.

Copyright (c) 2005 CanAlaska Ventures Ltd. All Rights Reserved.

October, 2005

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 13, 2005